August 24, 2015

VIA EDGAR AND FEDEX

Jaime G. John

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	Apollo Commercial Real Estate Finance, Inc.

Form 10-K for the Year-Ended December 31, 2014

Filed February 26, 2015

File No. 1-34452

Dear Ms. John:

On behalf of Apollo Commercial Real Estate Finance, Inc., a Maryland corporation (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 12, 2015 (the “Comment Letter”) with respect to the Company’s Form 10-K for the year ended December 31, 2014 (the “Form 10-K”).

The Company’s responses to the comments of the Staff contained in the Comment Letter are set out below in the order in which the comments were set out in the Comment Letter and are numbered accordingly. Defined terms used herein but not otherwise defined have the meanings given to them in the Form 10-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Investments, page 34

1.	We note your weighted average underwritten IRR for first mortgages and CMBS significantly exceeds your weighted average yield. Please tell us why these amounts differ.

Company Response:

In response to the Staff’s comment, the Company advises the Staff that the weighted average underwritten IRR for first mortgages and CMBS differs from the weighted average yield because the weighted average underwritten IRR takes into account borrowings assumed by the Company to finance its investments and, as is set out in footnote 3 to the table referenced in this comment, assumes that the cost of borrowings remains constant over the remaining term. The Company intends to modify the disclosure in future filings to also note that the weighted average underwritten IRR takes leverage into account.

Notes to Consolidated Financial Statements

Note 3 – Fair Value Disclosure, page 69

2.	Regarding your estimated fair value of the CMBS portfolio and your disclosure that adjustments to broker quotes are made as deemed necessary by management. Please tell us the nature of any adjustments made to broker quotes. Further, please tell us what consideration you gave to disclosing the nature of material adjustments made to broker quotes.

Company Response:

In response to the Staff’s comment, the Company advises the Staff that there were no events or instances that resulted in the Company making material adjustments to the broker quotes to value CMBS in its consolidated financial statements for the periods presented. The estimated fair value of the Company’s CMBS portfolio is determined by reference to market prices provided by certain dealers who make a market in these financial instruments. However, broker quotes are only indicative of fair value and may not necessarily represent what the Company would receive in an actual trade for the applicable instrument. The Company generally seeks multiple broker quotes for a CMBS and uses the average value of the prices received to determine fair value. The Company then evaluates such pricing information taking into account factors such as recent trades, weighted average life, duration, coupon, prepayment experience, fixed/adjustable rate, coupon index and similar credits, among other factors. If the Company determines (based on such a comparison and management’s market knowledge and expertise) that a security is priced significantly differently than similar securities, it may contact brokers for additional information regarding such brokers’ valuation of the security. The Company may further adjust the value from the broker quotes based on its analysis of the above market-based factors.

* * * * *

In regards to the Form 10-K, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 822-0726 or Jay L. Bernstein or Andrew S. Epstein of Clifford Chance US LLP, counsel to the Company at (212) 878-8527 or (212) 878-8332.

Sincerely,

/s/ Megan B. Gaul
Megan B. Gaul
Chief Financial Officer, Treasurer and Secretary

cc:	Securities and Exchange Commission

William Demarest

Jennifer Monick

Jerard Gibson

Apollo Commercial Real Estate Finance, Inc.

Stuart A. Rothstein

Clifford Chance US LLP

Jay L. Bernstein

Andrew S. Epstein